UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER (12) G OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 333-132315-02
SLM Funding LLC
(Exact Name of Registrant as Specified in its Charter)
12061 Bluemont Way, Reston, VA 20190 703/984-6419
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
SLM Private Credit Student Loan Trust 2006-A
Floating-Rate Student Loan-Backed Notes

(Title of each class of securities covered by this form)
$434,000,000 Floating Rate Class A-1 Student Loan-Backed Notes
$207,000,000 Floating Rate Class A-2 Student Loan-Backed Notes
$355,000,000 Floating Rate Class A-3 Student Loan-Backed Notes
$373,267,000 Floating Rate Class A-4 Student Loan-Backed Notes
$700,000,000 Floating Rate Class A-5 Student Loan-Backed Notes
$73,297,000 Floating Rate Class B Student Loan-Backed Notes
$101,488,000 Floating Rate Class C Student Loan-Backed Notes
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	☐	Rule 12h-3 (b) (1) (i)	☑
Rule 12g-4 (a) (1) (ii)	☐	Rule 12h-3 (b) (1) (ii)	☐
Rule 12g-4 (a) (2) (i)	☐	Rule 12h-3 (b) (2) (i)	☐
Rule 12g-4 (a) (2) (ii)	☐	Rule 12h-3 (b) (2) (ii)	☐
		Rule 15d-6	☑
Approximate number of holders of record as of the certification or notice date: 31
Pursuant to the requirements of the Securities Exchange Act of 1934, SLM Private Credit Student Loan Trust 2006-A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SLM PRIVATE CREDIT STUDENT LOAN TRUST 2006-A

By: Chase Bank USA, National Association
not in its individual capacity but solely as
Eligible Lender Trustee

By: /S/ JOHN J. CASHIN

	Name:	John J. Cashin
Date: January 31, 2007	Title:	Vice President